FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Announces Magic xpc, its New iPaaS Solution, Empowering Cloud Integrations

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PRESS RELEASE

Magic Software Announces Magic xpc, its New iPaaS Solution, Empowering Cloud Integrations

Magic’s new Integration Platform as a Service (iPaaS) enables leveraging the cloud for fast code-free integration, expanding the company’s suite of integration platforms

Or Yehuda, Israel, November 12, 2017 – Magic Software Enterprises Ltd., (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development solutions and IT consulting services, today announced the expansion of its integration offering with its launch of Magic xpc, a hybrid integration platform as a service (iPaaS), enabling customers to accelerate digital transformation on the cloud, on-premises or on both.

The Magic xpc lightweight integration platform joins the company’s flagship Magic xpi Integration Platform, which is ideal for organizations requiring robust on-premises or private cloud integration.

Magic xpc is powered by its out-of-the-box integration connectors for mainstream business applications, databases, protocols and tools for building custom integrations. Magic xpc’s API-driven high productivity environment is designed to connect business applications, data sources and new touchpoints—up to 85% faster, improving digital customer engagement while retaining seamless data sharing throughout the applications’ lifecycles.

More and more enterprises prefer to integrate their applications using iPaaS. Gartner estimates that iPaaS market revenue will grow from $694.2 million in 2016 to $3.4 billion in 2021.*

Highlights for this Magic xpc release include:

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Fast implementation and code-free – In line with Magic Software’s other easy-to-use, code-free platforms, Magic xpc is a modern integration platform with an intuitive and user-friendly interface, including walkthrough screens, and a graphical data transformation and mapping designer, which can be used by IT pros, business analysts and integration specialists.

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Microservices-based – Magic’s iPaaS platform was built using node.JS and docker technology, making it ideal to run, scale and maintain integration processes in the cloud, including IoT-, Mobile- and Chatbots-related integration projects.

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Robust monitoring and alerting capabilities – Magic xpc users can monitor their integration flows and create and manage alerts from a single interface.

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Multi-cloud – Built on top of open-source components with no cloud vendor lock-in, Magic xpc is available on both public and private AWS, Azure, and Google Cloud worldwide, and is ready for multi-cloud architectures.

“Our expanded offering provides our customers and partners with a 100% native cloud solution powered by pre-defined connectors, an easy-to-use interface and an open, elastic and scalable architecture. Magic xpc’s subscription-based, flexible pricing model enables organizations to embed integration management features directly into their products with a low cost, low risk entry points and a quick time to value,” said Yuval Lavi, Vice President of Technology & Innovation at Magic Software. "We will continue to provide both our existing and new customers with advanced IT technologies coupled with strong encryption and security measures, empowering them with the technology to securely run their integrations anywhere they want.”

*Gartner, Inc., Market Snapshot: Integration Platform as a Service, Worldwide, 2016, Bindi Bhullar et al, October 11, 2017, https://www.gartner.com/document/3814771

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ and TASE: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com

Press Contact

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2017	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Announces Magic xpc, its New iPaaS Solution, Empowering Cloud Integrations

Exhibit 10.1

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